UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

In January 2020

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2.5 MILLION PASSENGERS

In January 2020, Avianca Holdings and its subsidiaries carried 2,518,718 passengers, a 9.5% decrease over the same period in 2019.

In January, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,518,718 passengers, a 9.5% decrease compared to January 2019. Capacity, measured in ASKs (available seat kilometers), decreased 9.1%, while passenger traffic, measured in RPKs (revenue passenger kilometers), decreased 11.5%. The load factor for the month was 81.3%, a decrease of 223 bps compared to the same period in 2019.

Domestic markets in Colombia, Peru and Ecuador

In January, the subsidiary airlines of Avianca Holdings transported in these markets a total of 1,469,674 passengers, a 5.9% decrease compared to January 2019. Capacity (ASKs) decreased 9.5%, while passenger traffic (RPKs) decreased 10.2%. The load factor for the month was 83.0%, an increase of 65 bps compared to the same period in 2019.

International markets

In January, the affiliated airlines of Avianca Holdings transported 1,049,044 passengers on international routes, a 14.0% decrease compared to January 2019. Capacity (ASKs) decreased 9.0%, while passenger traffic (RPKs) decreased 11.7%. The load factor for the month was 80.9%, a decrease of 256 bps compared to the same period in 2019.

Operational Statistics	Jan-20	Jan-19	Δ YoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,519	2,782	-9.5%
ASK (mm)[2]	4,500	4,949	-9.1%
RPK (mm)[3]	3,659	4,134	-11.5%
Load Factor[4]	81.3%	83.5%	-2.2	pp
Domestic Market
PAX (K)[1]	1,470	1,562	-5.9%
ASK (mm)[2]	773	854	-9.5%
RPK (mm)[3]	641	714	-10.2%
Load Factor[4]	83.0%	83.6%	-0.7	pp
International Market
PAX (K)[1]	1,049	1,220	-14.0%
ASK (mm)[2]	3,728	4,095	-9.0%
RPK (mm)[3]	3,017	3,418	-11.7%
Load Factor[4]	80.9%	83.5%	-2.6	pp

[1]	PAX: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor: Represents utilized seating capacity

ABOUT AVIANCA HOLDINGS S.A.

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 175 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, Avianca Holdings had revenues of US$4.8 billion in 2018 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of Avianca Holdings was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

Investor Relations Office

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary